EXHIBIT 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

Twelve Months Ended June 30, 2011
(millions of dollars)

Operating revenues	$7,594
Fuel, purchased power costs and delivery fees	(3,918)
Net gain from commodity hedging and trading activities	976
Operating costs	(874)
Depreciation and amortization	(1,425)
Selling, general and administrative expenses	(695)
Franchise and revenue-based taxes	(99)
Impairment of goodwill	(4,100)
Other income	854
Other deductions	(98)
Interest income	94
Interest expense and related charges	(2,955)

Loss before income taxes	(4,646)

Income tax benefit	191

Net loss	(4,455)

85